16001932

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 40705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LTC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 Broadway, Ste 500
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brice J. Williams (303) 658-3734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich and Garrison, P.C.
(Name – *if individual, state last, first, middle name*)

1580 Lincoln St., Ste 700	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brice J Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LTC Investment Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAMARA Y. ARMOUR
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19874005725
MY COMMISSION EXPIRES JANUARY 18, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTNER, BAYENS, LEVKULICH
■
& GARRISON, P.C.

Certified Public Accountants   A Professional Corporation

LTC INVESTMENT SERVICES, INC.

(SEC I.D. No. 8-40705)

**Financial Statements as of and for the Year Ended December 31, 2015,
Independent Auditors' Report and,
Supplemental Report on Internal Control**

LTC
Investment Services

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

February 29, 2016

SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: Audited Financial Statements for LTC Investment Services, Inc. CRD#23750

Dear Sir or Madam:

Enclosed are the revised year-end audited financial statements for LTC Investment Services, Inc., dated December 31, 2015. The original copies were missing the notary's commission expiration date. That has been corrected.

Please call me if there are any questions at 303-658-3734.

Sincerely,

Brice Williams
President

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

LTC INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

FORTNER, BAYENS, LEVKULICH
& GARRISON, P.C.

Report of Independent Registered Public Accounting Firm

Board of Directors
LTC Investment Services, Inc
Denver, Colorado

Report on the Financial Statements
We have audited the accompanying financial statements of LTC Investment Services, Inc. which are comprised of the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of LTC Investment Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1580 Lincoln Street • Suite 700 • Denver, CO 80203
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

Report on Supplemental Schedules

The Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission and Computation of Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c-3 (the "Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Fortner, Bayens, Levkulich & Garrison, P.C.

Denver, Colorado
February 22, 2016

LTC INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	144,049
Prepaid expenses and other assets		8,969
TOTAL ASSETS	**$**	**153,018**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	19,569
Due to affiliates		6,424
Total liabilities		25,993
STOCKHOLDER'S EQUITY:		
Common stock, no par value, authorized 50,000 shares, issued and outstanding 25,000 shares		25,000
Additional paid-in capital		145,323
Accumulated deficit		(43,298)
Total stockholder's equity		127,025
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**153,018**

See notes to financial statements.

LTC INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUE:		
Commissions and fees	$	150,541
Other		10
Total revenue		150,551
EXPENSES:		
Salaries and related expenses		22,367
Trading costs		95,112
Occupancy and other		4,032
Professional fees, dues, and subscriptions		3,317
Total expenses		124,828
NET INCOME	$	25,723

See notes to financial statements.

LTC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock			Retained	
			Additional	Earnings	Total
			Paid-In	(Accumulated	Stockholder's
	Shares	Amount	Capital	Deficit)	Equity
BALANCE - January 1, 2015	25,000	$ 25,000	$ 145,323	$ (42,021)	$ 128,302
Net Income	-	-	-	25,723	25,723
Dividends Paid	-	-	-	(27,000)	(27,000)
BALANCE - December 31, 2015	25,000	$ 25,000	$ 145,323	$ (43,298)	$ 127,025

See notes to financial statements.

LTC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,723
Changes in assets and liabilities:		
Prepaid expenses and other assets		2,095
Accounts payable and accrued expenses		7,492
Due to and from affiliates		(1,675)
Net cash used by operating activities		33,635
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(27,000)
Net cash provided by financing activities		(27,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS		6,635
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		137,414
CASH AND CASH EQUIVALENTS - END OF YEAR	$	144,049

See notes to financial statements.

LTC INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — LTC Investment Services, Inc. (the "Company") was incorporated under the laws of the State of Colorado on July 15, 1988, and is registered as a broker-dealer in that state. Through November 2009, the Company was a direct wholly owned subsidiary of Affinity Group, Inc. ("Affinity"). Affinity was a direct wholly owned subsidiary of Fiserv, Inc. On December 1, 2009, Affinity was sold to Robert Beriault Holdings, Inc. ("RBHI"). At the same time, Affinity transferred its ownership of the Company to RBHI and the Company was converted from a Subchapter C Corporation to a Subchapter S Corporation. The Company is a wholly owned subsidiary of RBHI. RBHI also owns LT Trust ("LTT"), which is also considered a related party of the Company.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

Cash and Cash Equivalents — The Company considers all cash and investments in money market mutual funds to be cash and cash equivalents.

Commissions — Commission revenue and related expense are recorded on a trade date basis.

Income Taxes — The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company neither pays income taxes on its taxable income nor is allowed a net operating loss carry-over or carry-back as a deduction. Instead, the shareholders of the Company include their respective shares of the Company's consolidated taxable income or loss in their individual income tax returns. The Company files a consolidated income tax return with RBHI.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — The financial statements include significant related party transactions. Given RBHI and LTT's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Subsequent Events — The Company has evaluated subsequent events for recognition and disclosure through February 22, 2016, which is the date the financial statements were available to be issued.

2. RESTRICTED DEPOSIT

The Company has a Clearing Agent Agreement with a clearing broker/dealer which requires a deposit of $50,000. The entire deposit will be returned to the Company upon cancellation of the agreement. Interest earned on the deposit is received by the Company.

3. NET CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had regulatory net capital of $127,025 which was $77,025 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2015.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2015, the Company had outstanding payables to LTT of $550 for invoices that were paid by LTT on behalf of the Company and $358 for payroll expenses.

LTT also allocates a portion of office rent expense to the Company based upon the amount of space the Company occupies. LTT charged the Company $4,032 in 2015 under this arrangement, and the Company has rent payable to LTT of $336 at December 31, 2015.

5. EMPLOYEE BENEFITS

Profit-Sharing and Savings Plan — Employees participate in a two-part profit-sharing and savings plan. The plan covers substantially all employees with no service requirement. Contributions to the plan consist of the employee portion, and may include a matching employer amount, and a discretionary contribution which is tied to the profit performance of the Company. Employees are completely vested in the employer match and discretionary contributions after two years of service. Expense attributable to the plan in 2015 amounted to $492.

* * * * * *

SUPPLEMENTAL SCHEDULES

LTC INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses	$	25,993
MINIMUM NET CAPITAL REQUIRED - Greater of 6-2/3% of aggregate indebtedness or $50,000 minimum	$	50,000
STOCKHOLDER'S EQUITY		127,025
NONALLOWABLE ASSETS		-
NET CAPITAL BEFORE HAIRCUT ON INVESTMENT		127,025
HAIRCUT ON INVESTMENT		-
NET CAPITAL	$	127,025
NET CAPITAL IN EXCESS OF REQUIREMENT	$	77,025
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.20 to 1

No material differences exist between the above net capital contribution and the corresponding computation included in the Company's unaudited Revised Form X-17-A-5 Part IIA filing as of December 31, 2015 filed on January 27, 2016. Accordingly, no reconciliation is necessary.

LTC INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFOMRAION RELATING TO THE POSSESSION AND CONTROL REQUIRMENTS UNDER RULE 15C3-3 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

LTC Investment Services, Inc., relies on Section K (2)(ii) of the Securities and Exchange Commission Rules 15c3-3 to exempt them from the provisions of these rules.

FORTNER, BAYENS, LEVKULICH
& GARRISON, P.C.

Report of Independent Registered Public Accounting Firm on Exemption Provisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
LTC Investment Services, Inc
Denver, Colorado

We have reviewed management's statements, included in the accompanying LTC Investment Services, Inc.'s Exemption Report, in which (1) LTC Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LTC Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) LTC Investment Services, Inc. stated that LTC Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LTC Investment Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LTC Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fortner, Bayens, Levkulich & Garrison, P.C.

Denver, Colorado
February 22, 2016

1580 Lincoln Street • Suite 700 • Denver, CO 80203
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

LTC
Investment Services

LTC Investment Services, Inc. Exemption Report

LTC Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

LTC Investment Services, Inc.

I, Brice J. Williams, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Brice J. Williams,
President

February 22, 2016

toll free 800 655 8366 fax 303 658 3136 address P.O. Box 17066, Denver CO 80202 | 1675 Broadway, Suite 500, Denver CO 80202